ciber 2003 Annual Report

P.E. 12-31-03


PLATFORMS • APPLICATIONS
SOLUTIONS
INFRASTRUCTURE •
GOVERNMENT •
ONS • SERVICE
ciber
SITE • OFF SHORE •
SECURITY
MANAGED SERVICES •
30 YEARS

UNITED STATES • DENMARK • INDIA

ENERGY

10 YEARS PUBLIC

Connecting People, Process and Performance for 30 Years

Table of Contents

BUILDING THE BRAND



Chicago Cubs legend, Hall of Famer and friend of CIBER Ernie Banks in Denver last season throwing out the first pitch at a Colorado Rockies baseball game. Mr. Cub showed up at the stadium sporting a CIBER logo straw hat.



Pro golfer Corey Pavin is one of the real gentlemen in pro sports. A consummate professional, a tough competitor and a player who never stops trying to improve his game. We're proud he's again wearing the CIBER logo while on the PGA Tour.



In 2003, the CIBER Purple "i" character leapt back onto TV screens and into the minds of customers during the network television broadcast of The International at Castle Pines Golf Tournament, as well as throughout the year on cable business channels and other telecasts. The character presents CIBER's capabilities, innovation and personality in an engaging, entertaining way.

FINANCIAL HIGHLIGHTS

Five Year Summary — **Years Ended December [1]**

In thousands, except per share data	1999	2000	2001	2002	2003
Operating Data:					
Revenues	$ 741,947	621,534	558,875	608,318	691,987
Amortization of intangible assets	$ 12,123	14,032	12,155	910	2,664
Operating income before goodwill impairment	$ 76,657	23,876	2,596	24,522	32,463
Goodwill impairment charge	$ -	80,773	-	-	-
Operating income	$ 76,657	(56,897)	2,596	24,522	32,463
Net income	$ 46,701	(66,775)	1,684	14,178	19,984
Earnings per share - diluted	$ .80	(1.15)	.03	.22	.31
Cash net income [2]	$ 56,358	24,846	10,679	14,724	21,582
Cash earnings per share - diluted [2]	$ .96	.42	.18	.23	.34
Share Data:					
Weighted average shares - diluted	58,727	57,900	58,698	63,989	64,382
Shares outstanding at end of period	57,697	56,775	60,455	64,117	58,599
Share price at end of period	$ 27.50	4.88	9.45	5.15	8.66
Balance Sheet Data:					
Current assets	$ 152,831	157,412	160,765	163,769	292,642
Total assets	$ 422,568	326,347	368,751	427,141	573,323
Total current liabilities	$ 74,848	54,494	58,827	62,922	80,090
Total liabilities	$ 80,203	54,494	77,461	93,779	268,691
Total shareholders' equity	$ 342,256	270,242	291,290	327,530	304,632
Other Data:					
Revenue growth	15.0%	(16.2%)	(10.1%)	8.8%	13.8%
Operating income margin*	10.3%	4.3%	1.0%	4.0%	4.7%

[1] CIBER changed its fiscal year end to December 31 from June 30, effective December 31, 1999; all data is presented here on a calendar basis.
[2] Cash net income equals net income plus tax adjusted amortization expense and 2000's goodwill impairment charge.
** Excluding one-time charge in 2000.*


REVENUES
$ Millions
700
650
600
550
500
2001
2002
2003


NET INCOME
$ Millions
20
15
10
5
0
2001
2002
2003


GAAP EPS
$ Actual
.32
.24
.16
.08
.00
2001
2002
2003

TO OUR SHAREHOLDERS:

Well, 2003 began a little better, more like the IT services industry can be. From industry tops in 1999 to its lows of 2001, the slide was slippery with few handles to grab. 2002 principally was a stable year, with sporadic ups. Allow me to recap 2003:

January started terrifically with the business combination of ECsoft plc, a pan-European, London Stock Exchange company. CIBER thus quadrupled in Europe, adding to our great group in the Netherlands, formerly known as Solution Partners BV. By the end of 2003, Terje Laugerud, Tom van den Berg and our Country Managers were fully prepared and poised to perform in 2004. CIBER Europe now has offices in six countries delivering services throughout Europe, 600 people strong, and actively looking to expand.

SCORECARD

	2002	2003
Revenues	9%	14%
Net Income	28%	41%
Stock Price	-46%	68%
DJIA	-17%	25%

Spring focused on organic growth and internal strengthening. June brought us AlphaNet Solutions, Inc. in New Jersey. This was a perfect complement to our Edison, New Jersey office. The merger has gone very well and now Mark Perlstein, Jeff Edelman and all involved are succeeding well.

Early fall 2003 was more difficult. In Gatling-style, a Northeast power outage, a telecom client budget outage and a September hurricane had the third quarter turn meek after mid-August.

The fourth quarter was a "typical" holiday-laden fourth quarter, but not only did the client budget outage remain throughout, November was unusually calendar challenged with 10 Saturdays and Sundays, plus the two-day holiday. Then we experienced weak IBM product demand at quarter's end. Consequently, the year appeared to end weakly, but it was significantly because of the non-controllable decreased billing days, as we pointed out in our October guidance, and less robust hardware sales commissions.

A Year of Progress

On a brighter note, October brought an announcement of our largest revenue based merger ever. We signed a definitive agreement to acquire SCB Computer Technology, Inc. of Memphis, Tennessee on October 24th. (This combination closed March 1, 2004, therefore, none of its financial results are in this report.) SCB has annualized revenues of approximately $125 million, ~50% of which are in the Federal sector. State & local government business represents another ~35%, with commercial clients representing ~15%.

SCB has materially strengthened our 2004 Federal business and added nicely to our State & Local business. These were the strategic drivers to the merger. However, we were also pleased with the commercial activity in Phoenix and Memphis and commercial prospects throughout the southeastern part of the U.S. Consequently, CIBER's Wally Birdseye (Federal), Ed Burns (State & Local) and Joe Mancuso (Commercial) began March 2004 with significant additions to their practices and new SCB clients and friends, including Steven Howard Smith, Deb Scott (after a Doug Lising handoff), Walter Claxton and Ron Noble.

The December 2003 quarter also brought an additional M&A event in Europe: Neximus BV, a Dutch consultancy with expertise in content management and web services and a sterling customer list. Small in folks, but growing and with positive cash flow, we have very good feelings about its potential to add to our well-performing existing operations in the Netherlands.

Every quarter of our public history has been positive cash flow.

Subsequent to year-end, we were able to add the services division of FullTilt Solutions, Inc. to our Philadelphia and Pittsburgh commercial solutions operations - a nice way to start 2004.

Transformational Financing

November 2003 found new capitalization. Extraordinary timing brought us $175 million in a senior subordinated convertible debenture issue @ 2 7/8 percent, a twenty year note, and a minimum term of five years before the debentures could be "put" back to us. They are convertible at $13.64/share, but only after our stock has traded above $16.36 for a specified trading window.

Why did we do this? First of all, we could use the liquidity. We have lived almost solely off our earnings and cash flow throughout our history. CIBER has not done an offering, other than the small share placement to close DCI in May 2002, since January 1997, and all three of our 1994-1997 public offerings added together only raised approximately $46.5 million. Since the 1997 follow-on offering, we have merged with or acquired over 30 companies.

Stated another way, we did not dilute shareholders at today's share prices. Further, because we repurchased ~5.3 million shares at $9.09/share, the "effective conversion price" of the debentures works out to be $16.06/share, a 77% premium over where our stock was trading on November 25th at the outset of the transaction. Succinctly, we raised cash, deferred raising equity and borrowed for several years at 2 7/8 percent.

Operational Enhancing Moves

In November and December 2003, we also adjusted certain operating aspects of our model to better prepare for a starting economic recovery. We streamlined from four to three the number of Regional Vice Presidents in our U.S. Commercial Solutions Practice. We also added our JD Edwards practice to our PeopleSoft practice (PeopleSoft acquired JD Edwards in the summer) and moved the other two DigiTerra ERP practices, Lawson and Supply Chain, under Russ Wheeler's CIBER Enterprise Solutions Division. Our Technology Solutions hardware re-selling practice also now reports to Mr. Wheeler. Finally, in Europe, we named a new Country Manager in Norway (Steinar Sveen) and right-sized our Danish operations as the year concluded.

Our Strategies

We have balanced our business model portfolio strategies around U.S. Commercial markets, U.S. Federal clients, U.S. State & Local clients, colleges and universities and pan-European operations. Just a few years ago we were 100% U.S. Commercial revenues:


CUSTOM
COMMERCIAL
100%

IPO
1994
$48 MILLION


4%
STATE
15%
FEDERAL
11%
EUROPE
11%
42%

2003
$692 MILLION

A critical part of our strategies involves our leadership at all levels. We are proud of our Area Directors, Country Managers, Practice Leaders and too many more folks to mention all here. We are pleased to have their commitment. Rest assured, our talent, combined with our culture, price point and reputation for delivery, are definite competitive advantages!

The Outlook

These are unprecedented times. We believe that CIBER will set records for revenue in 2004 and again improve our earnings per share as we have since 2001.

Economic vitality remains more hope than reality in U.S. IT services. For example, we endured eight separate pricing cuts in 2003 from the auto industry, led by Ford's necessary global, multi-billion cost cutting initiatives. As said above, the telecom client curtailment of magnitude at Labor Day was very harmful to 2H03. Meaningful job growth in the U.S. and Europe languishes; continuing domestic and international job cuts abound. We need to overcome multiple industries and economies in the upcoming year. Once again, our *people*, practices, price points and *processes* will lead our improving *performance*.

Economic recoveries in one or more of our strategies will significantly help our near-term results.

2004 began stable in most areas. We believe our Federal business will remain strong. We are hopeful State & Local spending will pick up when U.S. mid-level job growth commences; there are plenty of projects pending at these clients. U.S. Commercial operating results have been mixed, but our expertise in verticals, like telecommunications and package software implementation for the education community, as well as our business process outsourcing work, are paying dividends. We are also confident that Europe will be more profitable in 2004, consistent with our stated goals when ECsoft was acquired in January 2003.

Final Thoughts

We are finishing our 30th year as a company, our 10th as a public company. Astonishing changes have occurred throughout these years, and they now often occur faster than ever. Bob Stevenson, our Chairman/Founder, continues to provide guidance and inspiration.

The ill-conceived dotcoms are now gone, offshore (primarily India) sourcing is now mainstream.

To remain relevant we must remain indispensable to our clients - a program continuously in focus and well underway. We must certainly build upon our European footprint, and Eastern Asia is a fast developing market to be further explored as the decade evolves.

Most importantly, the U.S. economy, in particular, needs to become more globally competitive. The U.S. is no longer the low cost producer. Americans must sustain productivity gains to offset their higher imbedded cost structure. Only then will the U.S. create lasting, meaningful jobs of greater value in the IT Services industry, and all others. (Substitute the U.S. with Europe, and this paragraph again rings true.)



Bobby G. Stevenson,
Ed Longo and
Mac Slingerlend

Thanks to our Board of Directors for their guidance. Thanks to our customers for their trust in us. Thanks to our employees and their families for their contributions and sacrifices for CIBER. And a sincere thanks to you, our owners, for your support.

We are approaching $1 billion in revenues. We have remained relevant in our industry. We have had positive cash flow every quarter, 40 of 40, as a public company - only because of the hard work of so many. Please read-on to learn more about our great people, updated service offerings and revitalized business model.

Thank you.

Mac Slingerlend
President & CEO

Specialists who are committed to excellence, willing to lead, and have a passion to effect change.


ciber 2003 Annual Report
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Simplifying Complex Technology
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Celebrating 10 Years as a Public Company

U.S. Custom Solutions Division
COMMERCIAL SOLUTIONS PRACTICE





Joe Mancuso, President
Commercial Solutions Practice

2003 turned out to be another challenging year for CIBER's U.S. Commercial Solutions business. The private sector faced more challenges than our public sector practices, for example, as Global 2000 CIO's faced both cost containment and cost cutting pressures that resulted in less IT spend. However, because of CIBER's focus on business application expertise with our continuing go-to-market strategy around "build-integrate-support", we were able to successfully add new customers as well as keep current customers, while penetrating broader and deeper within our customer base.

Two significant events solidifying our global delivery capabilities occurred during 2003. The creation of CIBER India now enables us to deliver any part of the build-integrate-support equation on-site, off-site, nearshore or offshore. CIBER India allows us to deliver solutions from legacy to leading edge technologies. We are limited neither by technologies nor time zones. We now have a one-stop shopping, full-service capability value proposition for our customers. This is a continuation of our Optimized Delivery Model, which empowers us to deliver services based on client needs.

Second, the acquisition of AlphaNet Solutions, Inc. midyear gave us a broader capability around the infrastructure piece of IT services. In addition to managed hosting, we offer full service Business Process Outsourcing (BPO) capabilities, which include call center/help desk, software roll-outs, network operations, LAN/WAN architecture, network consulting, data storage/management and security solutions, all from our Edison N.J. facility. This is in addition to similar BPO capabilities from our San Francisco operations, specifically, and in some forms from other offices across the country. Within weeks of closing the AlphaNet acquisition, we sold a multi-million dollar outsourcing contract to Schweitzer-Mauduit, a paper supplier based in Georgia (see inset). Cross-selling efforts continue with branches around the country as customers look for end-to-end infrastructure, BPO solutions.

Schweitzer-Mauduit

When Schweitzer-Mauduit International, Inc. (NYSE: SWM), looked to sole-source its outsourced U.S. IT infrastructure support, they turned to CIBER. Under the contract, CIBER is responsible for systems management, monitoring, maintenance, data center hosting, and help desk support.

"We performed an exhaustive bid process. CIBER had a combination of capabilities that enabled us to execute a sole-source strategy for every aspect of our infrastructure. CIBER understood our business requirements, had a proven track record of customer satisfaction, and offered the teamwork and flexibility that we appreciate in a partner" said Kari Oliver McCartney, IS Manager of Schweitzer-Mauduit's U.S. Business Unit.



Left to right: Paul C. Roberts, Schweitzer-Mauduit CFO & Treasurer; Kandy Martin, CIBER Account Manager; Mark Perlstein, CIBER IT Operations Services Vice President & Area Director; James A. Whitehurst, Schweitzer-Mauduit Director, Finance; and Kari Oliver McCartney, P.E., Schweitzer-Mauduit IS Manager.

Our mix of business by industry vertical changed in 2003. We saw growth in the telecom and high tech sectors and some further degradation in the financial services sector early in the year. A major portion of the telecom growth came from our wireless/mobile customers. Manufacturing and healthcare/pharmaceutical sectors were similar in size to prior years. As the economy grows, we are expecting the financial services sector to rebound. This bodes well for us since we have strong long-term relationships with many large financial services organizations. Our ability to deliver on time within budget - the first time - has enabled us to keep our customer satisfaction at an all time high.

We continued our National Sales and Solutions support efforts, which became more robust and helped us to penetrate deeper into our major accounts. Our pursuit team approach to complex solutions, addressing our customers' business problems, enabled us to win business we would not have been able to win with only local sales efforts. Our U.S. Commercial Solutions business model - geographic centric and local Area Director led - hasn't changed, but the added influence and assistance from our National Sales and Support teams has added significant depth and breath to their capabilities.

2003 was a challenging year, but **CIBER's Commercial Solutions Practice** business proved up to the challenge. From Pittsburgh to Phoenix, Detroit to Dallas and St. Louis to Seattle and beyond, we believe we have the proper business model for Corporate America, enhanced with global delivery capabilities that will enable us to successfully meet the challenges and opportunities of 2004.





Left to right - Front Row: Melissa Barr, CIBER Consulting Services/Project Manager; Alita Wesley, Kroger Supervisor, Enterprise Order Processing; Laurie Osterhus, CIBER Senior Sales Executive; and Steve Anderson, Kroger General Manager, WIN/RF Voice/Labor Standards. Back Row: Pete MacAdams, Kroger General Manager, Enterprise Procurement; Dennis Coffman, Kroger Senior Manager, Enterprise Business Analysis & Billing; Mike Siegert, Kroger Director, Warehouse Management Systems; and Robert Saalfeld, Kroger Vice President, Enterprise Supply Chain Systems.

Kroger

For over a decade, CIBER has teamed with The Kroger Co. to help build, integrate and support mission-critical systems. CIBER's team in Cincinnati has assisted Kroger in its supply chain and store order systems, as well as with data warehousing and sales merchandising solutions.

"CIBER has been a valued partner of Kroger's for more than 12 years," said Robert Saalfeld, Vice President of Enterprise Supply Chain Systems. "They understand many of our business processes and applications, and have helped us develop, integrate and maintain systems that support our business goals."

U.S. Custom Solutions Division
STATE & LOCAL GOVERNMENT SOLUTIONS PRACTICE





Ed Burns, President
State & Local Government Solutions Practice

CIBER continued its expansion into state & local government with the addition of the states of Iowa, Nevada, New Mexico and North Dakota as customers, bringing our current total to 40 states and more than 600 state government agencies. CIBER State & Local Government Solutions experienced growth in 2003, especially in the area of federally funded/ mandated programs, despite budget short falls around the country. CIBER grew significantly in its health and human services and law and justice verticals, two of the largest IT areas in state and local government:

Health and Human Services - As one of the largest Health and Human Services (HHS) providers in the market place, CIBER currently supports more than 25 HHS agencies across the country. CIBER is leading the way with innovative solutions like QuickWIC, an integrated, web-enabled application that provides agencies, clinics and the Program Office the ability to administer an efficient Woman, Infants and Children (WIC) program. Developed in partnership with the Commonwealth of Pennsylvania and the U.S. Department of Agriculture, this unique system supports many facets of the WIC program, including vendor certification, compliance processing, immunization tracking and program administration/reporting.

CIBER's QuickWIC solution was selected in 2003 by the State of Iowa and the State of Louisiana - and several other states are currently evaluating this system for possible use. For the State of Louisiana, the decision was simple: "Given CIBER's work developing the QuickWIC application in Pennsylvania, we knew they had the knowledge and the real hands-on experience to deliver our system," said Debbie Luthy, Louisiana State WIC Director.

Another HHS vertical solution was creative "mobilizing" of caseworkers. Caseworkers in the field are required to gather and capture data, while trying to perform their most critical function - working with clients. The capturing of data has too many investigators tied to a desk trying to complete paperwork. CIBER's experience has shown that, as state information systems have become increasingly sophisticated and critical, access from the field has become essential in saving time and ensuring greater accuracy. Working with state government clients, CIBER identified the key capabilities needed to enable this mobilization and developed its "Mobile Workforce Solution®."

For the Mobile Workforce Solution, CIBER brought together the best technology, ensured interoperability, developed tools and techniques to integrate the technologies, and then proved them in the real world. The end result is an integrated solution - including hardware, software, services and support - that mobilizes state workers, including caseworkers, investigators, supervisors and inspectors.

Law and Justice - With the U.S.'s heightened security focus, CIBER's Law and Justice practice saw meaningful growth, predominately in the area of integrated justice for the sharing of information between and among state and local organizations. CIBER's comprehensive range of case and document management solutions is designed to ensure quality control of information and to prevent the dissemination of inaccurate or incomplete information. CIBER currently provides Law and Justice Solutions to more than 100 state and local government customers.

For example, Multnomah County (Oregon) District Attorneys Office will use CIBER's CRIMES® solution in adult prosecutions, enabling the sharing of relevant and accurate data while protecting the confidentiality of the data. Explained Michael D. Schrunk, Multnomah County's District Attorney: "This improved technology will help all of us to continue to meet the commitment to protect children and victims of crime and to maintain timely and appropriate sanctions and consequences for those who engage in criminal activity." Multnomah County is both the smallest in size and largest in population in Oregon.

Additional Growth & Cross-Selling

Our State & Local Government Solutions Practice also experienced growth in outsourcing services in partnership with our CIBER Enterprise Solutions (CES) Practice for ERP implementations.

We worked with CES, PeopleSoft and the State of Illinois to develop a CRM product tailored to the Health and Human Services area.

CIBER also continues to increase its security services credentials with state governments, securing contracts in 2003 with Colorado, Kansas, Iowa, Missouri and North Carolina. New customers in this area include the Colorado Lottery, where CIBER provided Independent Verification and Validation (IV&V) security oversight services, and the Missouri Department of Labor and Industrial Relations' Division of Employment Security, where CIBER provided custom application development of a new Internet-based filing system.

Thought Leadership in State & Local Solutions

Throughout 2003, CIBER's State & Local Government Solutions President, Ed Burns, was a frequent speaker at key tradeshows and events. In February 2003, Burns presented at the Information Technology Association of America's (ITAA) *Outlook for the IT Services Sector: Opportunities in the Federal and State Government Marketplaces*, where he discussed taking an industry approach to state government and understanding the "business of government." Burns also presented in 2003 at the San Francisco's Mayors Conference, the Colorado Tech Summit and the National Association of State CIOs (NASCIO).

In addition, CIBER's State & Local Government Solutions team members gave presentations for the American Association of Motor Vehicle Administrators (AAMVA), American Association of State Highway and Transportation Officials (AASHTO), American Public Human Services Association (APHSA) and the Corrections Technology Association.

CIBER has become one of the foremost solution providers for **state & local governments**, from portals for eGovernment, to HHS and Law & Justice, to wireless mobility, tunnel administration, and more. From Tallahassee to Olympia, Raleigh to Springfield, and Harrisburg to Austin and beyond, once again, CIBER's experience, reputation for delivery and competitive price points criss-cross America with superior competitive advantages.





Left to right: Frank Maisano, PA Department of Health - Woman, Infants and Children (WIC) Director; Vernon Poplaski, CIBER Project Director; Yvonne Renno, PA Department of Health Project Manager Bureau of Information Technology; Phillip Gring, CIBER Vice President Business Development; and Ann Griffiths, CIBER Vice President/Area Director.

Commonwealth of Pennsylvania

Pennsylvania's Department of Health is responsible for administering the State's Woman, Infants and Children (WIC) Program, a lifeline for more than 235,000 people needing supplemental food, nutritional information, counseling and referrals to other health, welfare and social services. CIBER has developed and implemented a secure, web-based system for the WIC program. *The system, branded "QuickWIC", enables WIC staff to save* time and effort, ensure complete records and reduce the costs associated with administering the program.

"Not only has the QuickWIC application saved time and resources, but it has also positioned the Commonwealth of Pennsylvania as a leader in WIC administration," says Frank Maisano, WIC director for the Pennsylvania Department of Health. "CIBER consistently delivered the resources and expertise we needed for this important project and we are proud to see other states adopt similar applications for administering their WIC program."

U.S. Custom Solutions Division
FEDERAL GOVERNMENT SOLUTIONS PRACTICE



CIBER's Federal Government Solutions Practice had a very successful year providing mission-critical solutions for various Federal Government organizations, including civilian, defense and national security agencies. CIBER has a strong focus on our country's Homeland Security and Defense initiatives. We also closed major Federal Outsourcing and Enterprise Application Development contracts during the year.

CIBER's Homeland Security Initiatives - FY03 was an exciting year developing and delivering new Homeland Security projects. For example, we assisted in setting up USNORTHCOM, supported complex design initiatives for Department of Homeland Security-Citizenship and Immigration Services (CIS), designed and implemented port security for the U.S. Coast Guard, maintained border management systems for the U.S. Customs Service, and developed a bio-terrorism collaboration architecture for the Center for Disease Control.

During the year CIBER helped establish and is currently supporting the USNORTHCOM operational capability of effectively communicating with all Department of Defense commands. Our support helped USNORTHCOM meet their operational obligation and kept it on schedule.

Department of Homeland Security-Citizenship and Immigration Services (CIS) needs information systems support for the STARS Benefits program, which consists of a client-server Computer Linked Application Information Management System (CLAIMS) and a Java-based E-Filing application. This all supports the naturalization process of an individual becoming a U.S. Citizen. CIBER provided requirements analysis, data architecture and design, application design and development, testing and deployment support.

To better safeguard port and waterway security, CIBER is providing U.S. ports with a Web-based portal solution to provide real-time access to vital information, such as vessel schedules, locations, and special needs, to various government agencies focused on port security. CIBER's Harbor Management System® (HMS) allows

U.S. Army's Fort Stewart Base

Located in southwest Georgia, Fort Stewart is a 900-square mile Army base that is home to the most highly trained and rapidly deployable mechanized force in the world - the 3rd Infantry Division (Mechanized), the "Iron Fist" of the XVIII Airborne Corps. CIBER team members work on base and manage the infrastructure, computers, phone systems, as well as the perimeter management system, which CIBER helped design.

"For the past three years, CIBER has ensured consistent delivery of IT services, which enables our team to focus on our core mission of supporting our troops," said Robert Beasley, Director of Information Management.



Left to right - Front Row: Donna Dixon, Fort Stewart DOIM Chief of Budget Office; Ron Smith, CIBER Program Manager; Darwin "Loche" Fordham, Fort Stewart DOIM Branch Chief of DOIM Operations and Contracting Officer Representative; and Mike Higginbotham, CIBER Project Manager. Middle Row: Jack Corpening, Fort Stewart DOIM Contracting Officer Technical Representative; Beth Parker, Fort Stewart DOIM Customer Service Representative; Linda Moseley, Fort Stewart DOIM Contracting Officer Technical Representative; James Brannen, Fort Stewart DOIM Network Operations Lead; Wayne Grimes, CIBER Network Installer; and Tony Justi, CIBER Network Engineer. Back Row: Gene Godsey, CIBER Programmer; Mike Hughes, CIBER Network Technician; Ted Minkinow, CIBER Programmer; Mickey Parker, CIBER Network Installer; Mark Marvin, CIBER Network Technician; and Johnny Griner, Fort Stewart DOIM Infrastructure Management.

federal, state, and local agencies and maritime stakeholders to collaborate via the Internet on a 24 x 7 basis on possible threats to port security.

CIBER continues to provide the U.S. Customs Service technical support for its Treasury Enforcement Communications System (TECS), which enhances our border management and law enforcement functions.

The Centers for Disease Control (CDC) recognized the need to collaborate on a real-time basis with federal, state & local agencies, and health practitioners about bio-terrorism acts & health related events. CDC engaged CIBER to develop the Enterprise Communication Technology Platform system. We worked with twelve CDC business centers to identify specific collaboration needs, define requirements, and select products for collaboration architecture. Today, CDC is implementing a web-based collaboration suite featuring web conferencing, message alerts and broadcasts. The system will be used by CDC employees, state and local government agencies and medical professionals for the instant exchange of health and bio-terrorism information.

Federal Outsourcing Initiatives – Through our Federal Outsourcing Practice, we assist Federal agencies by performing on-site and off-site functions that support their business and technology plans. It is the task of CIBER's Federal Outsourcing team to assume the daily activities that prevent customer staff from concentrating their efforts on those tasks they need to focus on.

The United States Army Reserve Command (USARC), Fort Stewart (see inset), Army JAG Corp, Bureau of Land Management, U.S. Coast Guard, Federal Deposit Insurance Corporation and the United States Customs Service are all utilizing CIBER's Federal Outsourcing services for the outsourcing of business processes. CIBER provides help desks, customer care centers, application maintenance, production hosting/support, and network support.

For example, at HQ USARC, CIBER supports The Army Reserve Network (ARNet), the second largest Frame Relay/ATM network *in the world*. CIBER provides a total suite of BPO managed services for supporting network, help desk, telecommunications and micro-repair activities at Fort Stewart and Hunter Army Airfield. CIBER is also providing voice, data, and video services to the Army Reserve. These services include help desk, billing, and voice and data convergence for over 900 sites across the continental United States, Puerto Rico, Hawaii and Europe.

Voting System Independent Test Authority - Voting software vendors need a reliable, independent test authority to perform qualification testing on their election system software. CIBER is an accredited Independent Test Authority (ITA) for voting systems. We provide in-depth examination of software, the inspection and evaluation of system documentation and source code, and the execution of functional tests that verify system performance and function under normal and abnormal conditions. In 2003, CIBER performed successful qualification testing for several voting system software vendors.

CIBER is also conducting accreditation testing for a new Department of Defense voting system that will enable our oversees military personnel to quickly and securely vote over the Internet, thus eliminating the slower paper ballot mail-in process. CIBER is validating the security and voting functionality of this system.

CIBER Federal Government Solutions Practice has a strong backlog and a robust pipeline of new opportunities. These provide us with the momentum for a strong 2004. From D.C. to Colorado Springs, from Georgia to Hawaii, and from Florida to Washington and beyond, our focus will continue to provide Homeland Security initiatives, enterprise integration and business process outsourcing to the civilian and defense communities.


VOTE



Wally Birdseye, President
Federal Government Solutions Practice

ciber

ENTERPRISE SOLUTIONS PRACTICE



Russ Wheeler, President
Enterprise Solutions Practice

In 2003, CIBER's Enterprise Solutions Practice grew and expanded its ERP capabilities despite an atmosphere of industry retrenching and consolidation. In 2H03, we combined our CIBER Enterprise Solutions and DigiTerra divisions. CIBER Enterprise Solutions (CES) now represents a $100 million, multi-package implementation practice offering more diverse and scalable solutions for all our customers, from mid-market to the Fortune 1000 to the public sector, and across a wide range of industries and geographic locations.

Our PeopleSoft Enterprise and EnterpriseOne, Oracle, Lawson, SAP, Supply Chain and Technology Solutions Practices place strong emphasis on vendor partnerships to deliver excellent value and bottom-line results for our global customers. As we have expanded our focus, we continue to provide the functional application expertise, technical knowledge, and project management know-how our customers expect, while delighting and surprising them with new offerings, priced for value and delivered on-site, off-site and offshore.

We have consolidated certain of our enterprise application offerings and renewed our focus on special areas of expertise, including Public Sector, Higher Education, Healthcare and Commercial. As our global delivery capabilities migrate and expand, we are continuously looking for new ways to provide our customers with high-quality services that help them improve their business operations in a more cost-effective way. As a result, our reputation continues to grow across the spectrum of industries, regions and user-groups we serve.

PeopleSoft: Since 1990, CIBER has been one of PeopleSoft's original and most trusted partners. Following the merger of PeopleSoft and JD Edwards in mid-2003, CIBER Enterprise Solutions and our DigiTerra subsidiary combined their PeopleSoft and JD Edwards Practices, making CIBER Enterprise Solutions one of only four PeopleSoft partners with capabilities across all of PeopleSoft's product lines, including Enterprise™, EnterpriseOne™ (formerly JD Edwards One World), and World™ (formerly JD Edwards World).

For more than a dozen years, CIBER's strong partnerships and deep application experience have helped customers meet today's challenges and prepare for the future, regardless of the product line they select. Today, we are a PeopleSoft Gold Services Partner, fully certified on PeopleSoft version 8, with more than 1,000 customers worldwide successfully using PeopleSoft's advanced technology to drive real results for their organizations. We provide business expertise and technical knowledge to customers in a variety of industry sectors.

A particular strength of CES is our PeopleSoft Higher Education Practice. The far-and-away leader of the implementations of these modules, CIBER has now taken its expertise overseas and created and influenced PeopleSoft's sale to Cambridge University in the U.K. (see page 16).

Lawson: CIBER Enterprise Solutions is one of Lawson's most experienced and knowledgeable partners, with more than a million hours of Lawson consulting experience since becoming a Lawson partner in 1995. As a Global Lawson Consulting Partner, we help organizations implement state-of-the-art, integrated and collaborative business and technology solutions.

Oracle: CES is recognized at the highest levels of Oracle's partner community as an Oracle Certified Advantage Partner for their E-Business Suite and I-Platform tracks. With more than a dozen years of Oracle Business Applications and industry-specific experience, we have helped more than 500 customers in a range of industries successfully complete their Oracle Manufacturing, Distribution, Customer Relationship Management/Sales Force Automation, Projects, HRMS, Warehouse Management Systems, Financials and Training projects.

SAP: CIBER Enterprise Solutions is an SAP Services Partner, with more than eight years of U.S. experience (see CIBER Europe also) delivering valuable business skills and software integration expertise to mySAP business suite customers worldwide. Our specialty is implementation, upgrade and support of SAP New Dimension and R/3 products, with competencies in Mobile Solutions, Business Intelligence and the entire suite of CRM modules. We deliver technical, functional, and management consulting expertise to ensure our customers' SAP investments reduce costs, and increase business efficiencies, revenue growth and market share.

Supply Chain: CES' Supply Chain Practice blends supply chain expertise, technical skills and operational experience with industry knowledge and leading-edge software products to dramatically improve supply chain processes and measurements, drive cost reductions and improve profitability. Our dedicated Supply Chain Practice is one of an elite group of consultancies that provide services to support all three major areas of supply chain management (SCM): planning, execution and event management/visibility. We help our customers prepare for the future by offering complete packaged solutions around emerging technologies, such as radio frequency identification (RFID).

Technology Solutions: CIBER Enterprise Solutions' Technology Solutions Practice has more than 16 years of experience helping customers in multiple industries select, design and implement the most appropriate technology solutions for their business environments. We partner with technology leaders, primarily IBM, but also HP and Intermec, to help customers drive maximum results from their technology investment and achieve superior business productivity, while reducing capital and operating costs.

Our **CIBER Enterprise Solutions Practice** is a true CIBER competitive advantage, a differentiator. Operating internationally, CES is a virtual, traveling organization of several hundred experienced consultants, envied by our competitors and celebrated by our customers.





Left to right: Garth Carter, CIBER Enterprise Solutions Vice President of Sales; Laura Larimer, State of Indiana Chief Information Officer (CIO); Roy Ciolino, CIBER Enterprise Solutions Executive Director; Jim Welsh, State of Indiana GMIS Technical Project Manager; and Barry Fisk, CIBER Enterprise Solutions Director of Sales.

State of Indiana

The State of Indiana is committed to upgrading its systems statewide to improve the way government delivers its services. CIBER has worked with the State of Indiana to achieve these goals, through a state-wide deployment of PeopleSoft HRMS and Procurement and the implementation of Financials at several state agencies.

"We found CIBER's consultants to be very knowledgeable about PeopleSoft applications, with the business functional expertise to make the software work in a complex state government environment," said Laura Larimer, CIO for the State of Indiana. Jeff Underwood, Project Manger for the State of Indiana's Government Management Information System (GMIS) project adds, "CIBER worked one-on-one with our users to roll out our GMIS system quickly and cost-effectively, enabling our agencies to close their books in a matter of hours rather than weeks, with impressive productivity gains."

ciber

EUROPE



Overview

The start of 2003 heralded a massive expansion for CIBER's business in Europe when we acquired ECsoft Group plc, an established and well-regarded IT consultancy and systems integration company with more that 500 employees in five countries. Combining ECsoft with our existing CIBER business in Europe, CIBER Solution Partners, has created a pan-European, single business operation now called "CIBER Europe."

Our European headquarters is in London, England with branch offices located in six countries; the United Kingdom, the Netherlands, Norway, Sweden, Denmark and Germany. Additionally, we deliver services to several other European countries from these country offices. Each country focuses on local market needs that are targeted specifically with appropriate propositions and services, whilst retaining an international identity that allows multinational clients to be served in a consistent manner.

Across Europe we deliver a mix of enterprise-wide solutions based on the products of leading technology vendors, bespoke system developments, and the integration of legacy systems. Whilst much of the business is project based, there are also situations where specialist skills are provided to customers to meet particular staffing requirements.

Project assignments, across a wide range of industry sectors, typically help our clients to transform their enterprises, serve their customers better, or run their business more efficiently. We also have specialty propositions, such as e-government, mobile and wireless services, and security. CIBER Europe provides horizontal business and technology solutions that include:

- Bespoke Web Services
- Business Intelligence
- Customer Relationship Management
- Data Warehousing
- Enterprise Application Integration
- Enterprise Resource Planning
- Security Solutions
- Supply Chain Management

University of Cambridge

The University of Cambridge, one of the oldest and most prestigious universities in the world, selected CIBER as its partner to implement PeopleSoft Enterprise Campus Solutions and Campus Portal as the platform for its Cambridge Student Information System (CamSIS). When completed, CamSIS will allow the university to maintain critical student information in a single integrated database, update it in real-time, and make it accessible via the Internet as appropriate to students, faculty and staff across the University and its 31 Colleges.

"As this is the first implementation of PeopleSoft Campus Solutions at a UK institution, we needed a partner with deep knowledge and experience working with higher education institutions that would ensure a fast, efficient implementation of the applications. We found CIBER to be such a partner," said Dennis Barrington-Light, Project Director for CamSIS at Cambridge.



Left to right: Professor Brian Johnson, Cambridge CamSIS Project Board Chairman; Roger Cousins, CIBER UK Country Manager; Sheryl Pearson, Director CES UK; and Dennis Barrington-Light, Cambridge CamSIS Project Director.

CIBER Europe works with technology vendors such as SAP, Microsoft, IBM and Oracle. As 2004 begins, over 500 highly experienced and capable staff provide skills and expertise that include project management, consulting (IT strategy, business and technical), systems architecture and design, application development, systems integration, application management and support, as well as systems operations management.

Review of 2003

The European business achieved 2003 revenues of over $75 million, or 11% of CIBER's total revenues. We could exceed $100 million in 2004. Our objectives are to grow our European business so that it exceeds 15% of CIBER's ever growing revenues by the end of 2005.

The majority of our 2003 European revenue came from four market sectors:

- The **Public Sector**, a very active market in all countries, made-up 28% of total revenue through our work with central and local administrations, including the European Environment Agency, the UK Foreign and Commonwealth Office, Danish State Railways, the Norwegian Roads Authority and Lincolnshire Council (UK).
- The **Telco/Media/Technology** (TMT) market represented 25% of revenue, where we had the pleasure of working with clients such as Nokia, Telenor, ASML and Philips.
- In **Financial Services**, 14% of total revenue, we have been working with leading players such as VISA Norway, Danske Bank, Barclays and Den norske Bank.
- The **Energy and Utilities** sector, where we have significant clients that include Eneco, Essent Energie and Statoil, represented approximately 13% of revenues.
- The balance of our revenues generally came from leading companies in the services, publishing and beverage industries.

During 2003 we successfully re-branded all of our operations and focused on creating a strong foundation for the new "CIBER Europe." As part of our positioning for new and emerging opportunities, we have also taken steps to initiate new services and business propositions. A prime example of this is the creating of business units to support the expansion of our partnership with Microsoft Business Solutions (MBS). Within a short period of time we were able to announce the first contract win for the MBS business, working with Parken A/S in Denmark (the National Soccer Stadium). (see page 18)

Overall, looking externally, we have reviewed our business in each of the countries in which we operate, discontinuing unprofitable business lines and ensuring that we are well positioned to exploit meaningful local market opportunities.

Looking internally, we have also taken actions to streamline the operations of the business, combining units and support functions where appropriate and achieving significant cost reductions as a result. Additionally, the implementation of a common infrastructure has further contributed to the effective management of our business.

CIBER Europe Outlook

Now with a significant foothold in Europe, we anticipate a great opportunity to extend CIBER's influence with international clients, serving European clients by introducing them to CIBER skills and expertise in the U.S. and similarly, helping support U.S. clients who have a presence in Europe. Further, we hope to be active in extending our reach deeper and greater into continental Europe in 2004. From Eindhoven to Oslo, Stockholm to Cologne, plus Copenhagen to London and beyond, with a European economic recovery beginning, we believe **CIBER Europe** has the personnel and business model to compete very effectively.

CIBER Netherlands
SAP's 2003
Highest Customer
Satisfaction Award
For an unprecedented second year in a row



Tom van den Berg, Country Manager of the Netherlands and VP-Strategy & Development for Europe

Left to right – Mike Spanner, Director Public Sector, CIBER UK; Alan Thomas, Deputy Chief Executive of North Kesteven District Council and Chairman of the Lincolnshire E-Government Officer Group; David Haycox, LincUp Co-ordinator, North Kesteven District Council; and Councillor Ian Fleetwood of West Lindsey District Council and Chairman of the Lincolnshire E-Government Steering Board.



Lincolnshire, UK
The residents in County of Lincolnshire, in the East of England, will soon be able to access public services from a single access channel, offering a seamless response to customer enquiries irrespective of where they live within Lincolnshire, the access channel they are using, the partner organizations they contact or the actual service provider that will eventually resolve the query.

This exciting project, called LincUp, will join together, for the first time, the websites and electronic services delivered by all seven District Councils, the County Council, the Police, and the Health Services across Lincolnshire. This will provide the 650,000 citizens of Lincolnshire with a one-stop access to all government and public services and information based on their personal needs and lifestyle.

Parken Sport and Entertainment, Denmark
Customers and fans at Parken, the Danish national sports stadium, will soon experience much faster service, less waiting-in-line time, and the ability to pay using credit cards. Furthermore, Parken will use the new system to keep better track of customer behavior through monitoring the use of loyalty cards - using CRM to the mutual benefit of both Parken and its customers.



Flemming Østergaard, Chairman of PARKEN Sport & Entertainment (left) and Henrik Friis Jespersen, Business Line Manager, CIBER Denmark.

Parken Sport & Entertainment A/S has signed a contract with CIBER to deliver a retail point of sale solution - phase one covers sales from stands, Sports Café, The Super Shop and several restaurants and a conference center. The solution delivers credit card capabilities in the permanent stands, and it also allows the sales staff to handle mobile sales - taking orders on mobile devices directly where the customers are. This dramatically reduces waiting-in-line time and it gives Parken the opportunity to adapt the sales effort to the format of individual events, no matter if the event is sport, opera, or a rock concert. CIBER Denmark is working with its subcontractors (IBM Denmark, Microsoft Business Solutions and the Icelandic company Landsteinar Strengur) to deliver this solution.

"We see vast opportunities with the system for optimizing our different business units - this is a large step forward technologically for us. We are convinced that, in CIBER, we have found that partner and supplier who can handle a large project like this", says Flemming Østergaard, Chairman of Parken A/S.

ENECO Energie

ENECO Energie is one of the largest energy companies in the Netherlands, specialising in the supply and distribution of energy and energy-related products and services to both retail and business customers. Headquartered in Rotterdam, ENECO Energie has around two million customers and a turnover of more than €3 billion.

The European Energy Market is being de-regulated, which means that customers are given the freedom to choose their own energy suppliers. As a preparation for this de-regulation, ENECO Energie had to make important adjustments to their business structure. Separate businesses have been created supported by one Services Division which consists of Front and Back Office operations and an interlinked ICT department, the i-Factory.

The i-Factory acts as an Application Service Provider (ASP) to both internal and external clients. Systems development and maintenance, data warehousing and business consultancy are the main operations of the i-Factory. ENECO Energie chose to use custom-built billing and customer care applications to support its business. ENECO Energie is now prepared for the highly competitive market.

To help them to achieve this, i-Factory is supported by CIBER who is a preferred partner of ENECO Energie. CIBER is one of the main contributors of the team that builds and maintains the billing and customer care applications.

CIBER consultants also contributed to the Oracle software development team, Oracle maintenance, Business Intelligence and the project management.





Left to right - Erik Gouka, Business Line Manager, CIBER Netherlands; Rink de Haan, i-Factory Manager, ENECO Energie; and Michel Schilt, Project Leader, CIBER Netherlands.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data	Year ended December 31, 2001	2002	2003
Consulting services	$ 526,615	$ 582,864	$ 663,973
Other revenues	32,260	25,454	28,014
Total revenues	558,875	608,318	691,987
Cost of consulting services	369,086	416,658	478,328
Cost of other revenues	23,043	17,326	20,369
Selling, general and administrative expenses	151,995	148,902	158,163
Amortization of intangible assets	12,155	910	2,664
Operating income	2,596	24,522	32,463
Interest income	526	160	887
Interest expense	(432)	(1,357)	(2,077)
Other income, net	167	460	162
Income before income taxes	2,857	23,785	31,435
Income tax expense	1,173	9,607	11,451
Net income	$ 1,684	$ 14,178	$ 19,984
Earnings per share – basic	$ 0.03	$ 0.22	$ 0.31
Earnings per share – diluted	$ 0.03	$ 0.22	$ 0.31
Weighted average shares – basic	58,191	63,313	63,505
Weighted average shares – diluted	58,698	63,989	64,382

CONSOLIDATED BALANCE SHEETS

In thousands, except per share data	Year ended December 31, 2002	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 14,899	$ 132,537
Accounts receivable, net	132,513	140,037
Prepaid expenses and other current assets	7,753	10,521
Income taxes refundable	3,570	4,616
Deferred income taxes	5,034	4,931
Total current assets	163,769	292,642
Property and equipment, at cost	51,746	46,023
Less accumulated depreciation and amortization	(34,122)	(30,646)
Net property and equipment	17,624	15,377
Goodwill, net	234,673	249,992
Other intangible assets, net	3,194	8,231
Investment in ECsoft	5,043	-
Other assets	2,838	7,081
Total assets	$ 427,141	$ 573,323
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 13,527	$ 17,236
Accrued compensation and related liabilities	30,360	37,954
Accrued lease costs – current portion	3,874	3,606
Other accrued expenses and liabilities	14,114	20,793
Income taxes payable	1,047	501
Total current liabilities	62,922	80,090
Bank line of credit	21,864	-
Accrued lease costs – long term	5,701	4,951
Deferred income taxes	3,292	8,650
Long term debentures	-	175,000
Total liabilities	93,779	268,691
Contingent redemption value of put option	5,832	-
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued	-	-
Common stock, $0.01 par value, 100,000 shares authorized, 64,705 and 64,705 shares issued	647	647
Additional paid-in capital	260,031	266,777
Retained earnings	67,831	85,366
Accumulated other comprehensive income	2,391	6,051
Treasury stock, 588 and 6,106 shares, at cost	(3,370)	(54,209)
Total shareholders' equity	327,530	304,632
Total liabilities and shareholders' equity	$ 427,141	$ 573,323

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balances at January 1, 2001	59,579	$ 596	$ 229,732	$70,098	$ (1,470)	$ (28,714)	$ 270,242
Net income	-	-	-	1,684	-	-	1,684
Unrealized gain on investments, net of $176 tax	-	-	-	-	370	-	370
Foreign currency translation	-	-	-	-	(601)	-	(601)
Comprehensive income							1,453
Acquisition consideration	1,386	14	9,393	(3,904)	-	16,197	21,700
Employee stock purchases and options exercised	1	-	(119)	(13,028)	-	20,074	6,927
Tax benefit from exercise of stock options	-	-	1,412	-	-	-	1,412
Contingent liability for put options	-	-	775	-	-	-	775
Stock compensation expense	1	-	123	(465)	-	1,090	748
Purchases of treasury stock	-	-	-	-	-	(11,967)	(11,967)
Balances at December 31, 2001	60,967	610	241,316	54,385	(1,701)	(3,320)	291,290
Net income	-	-	-	14,178	-	-	14,178
Unrealized gain on investments, net of $1,050 tax	-	-	-	-	1,511	-	1,511
Foreign currency translation	-	-	-	-	2,581	-	2,581
Comprehensive income							18,270
Acquisition consideration	1,105	11	8,685	-	-	-	8,696
Sale of stock to investors	2,459	25	14,070	-	-	-	14,095
Employee stock purchases and options exercised	172	1	1,267	(734)	-	5,183	5,717
Tax benefit from exercise of stock options	-	-	415	-	-	-	415
Stock compensation expense	2	-	110	2	-	34	146
Contingent liability for DCI put options	-	-	(5,832)	-	-	-	(5,832)
Purchases of treasury stock	-	-	-	-	-	(5,267)	(5,267)
Balances at December 31, 2002	64,705	647	260,031	67,831	2,391	(3,370)	327,530
Net income	-	-	-	19,984	-	-	19,984
Unrealized loss on investments, net of $873 tax	-	-	-	-	(1,310)	-	(1,310)
Foreign currency translation	-	-	-	-	4,970	-	4,970
Comprehensive income							23,644
Employee stock purchases and options exercised	-	-	-	(2,453)	-	10,277	7,824
Tax benefit from exercise of stock options	-	-	908	-	-	-	908
Stock compensation expense	-	-	6	4	-	64	74
Settlement of DCI put options	-	-	5,832	-	-	(5,832)	-
Purchases of treasury stock	-	-	-	-	-	(55,348)	(55,348)
Balances at December 31, 2003	64,705	$ 647	$ 266,777	$85,366	$ 6,051	$ (54,209)	$ 304,632

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	2001	2002	2003
		Year ended December 31,	
Operating activities:			
Net income	$ 1,684	$ 14,178	$ 19,984
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	9,441	10,684	8,604
Amortization of intangible assets	12,155	910	2,664
Deferred income taxes	(221)	7,009	7,653
Provision for doubtful receivables	4,912	3,520	2,025
Provision for office lease and closure costs	1,251	1,306	1,267
Other, net	1,100	(9)	(253)
Changes in operating assets and liabilities, net of the effect of acquisitions:			
Accounts receivable	19,441	16,849	6,789
Other current and long-term assets	(1,711)	2,121	1,459
Accounts payable	(4,391)	(7,400)	1,169
Accrued compensation and related liabilities	(6,910)	(427)	271
Accrued lease costs	(896)	(4,787)	(6,333)
Other accrued expenses and liabilities	(10,536)	(14)	(9,259)
Income taxes payable/refundable	1,035	3,680	6,328
Net cash provided by operating activities	26,354	47,620	42,368
Investing activities:			
Acquisitions, net of cash acquired	(49,959)	(41,552)	(17,648)
Proceeds from the sale of DigiTerra Broadband, net of expenses	-	-	1,986
Purchases of property and equipment, net	(5,962)	(2,879)	(4,410)
Purchases of investments	(885)	(4,393)	(62)
Sales of investments	1,218	1,652	593
Sale of building, net	5,828	-	-
Loans to officers	-	(1,493)	-
Repayment loans to officers	-	243	-
Net cash used in investing activities	(49,760)	(48,422)	(19,541)
Financing activities:			
Employee stock purchases and options exercised	6,927	5,717	7,824
Sale of stock to investors	-	14,095	-
Borrowings on long term bank line of credit	79,910	337,044	367,965
Payments on long term bank line of credit	(61,276)	(333,814)	(389,829)
Purchases of treasury stock	(11,190)	(4,017)	(55,348)
Repayment of debt of acquired company	-	(11,739)	-
Repayment of acquisition note payable	-	(1,500)	-
Line of credit origination fees paid	(613)	(100)	(250)
Proceeds from debenture offering, net of financing costs	-	-	169,289
Cash settlement of put options	-	-	(5,832)
Net cash provided by financing activities	13,758	5,686	93,819
Effect of foreign exchange rate changes on cash	(176)	646	992
Net increase (decrease) in cash and cash equivalents	(9,824)	5,530	117,638
Cash and cash equivalents, beginning of period	19,193	9,369	14,899
Cash and cash equivalents, end of period	$ 9,369	$ 14,899	$ 132,537

QUARTERLY FINANCIAL HIGHLIGHTS

			Quarter Ended		
In thousands, except per share data	March 31	June 30	September 30	December 31	Total
Year ended December 31, 2003					
Revenues	$ 169,555	$ 177,143	$ 177,891	$ 167,398	$ 691,987
Amortization of intangible assets	529	784	710	641	2,664
Operating income	7,839	11,391	7,545	5,688	32,463
Net income	4,568	6,846	4,392	4,178	19,984
Earnings per share	$ 0.07	$ 0.11	$ 0.07	$ 0.07	$ 0.31
Cash Earnings per share - diluted[1]	$ 0.08	$ 0.11	$ 0.08	$ 0.07	$ 0.34
Year ended December 31, 2002					
Revenues	$ 134,533	$ 155,057	$ 159,325	$ 159,403	$ 608,318
Amortization of intangible assets	182	18	319	391	910
Operating income (loss)	2,855	5,671	8,183	7,813	24,522
Net income (loss)	1,607	3,216	4,404	4,951	14,178
Earnings (loss) per share - diluted	$ 0.03	$ 0.05	$ 0.07	$ 0.08	$ 0.22
Cash Earnings per share - diluted[1]	$ 0.03	$ 0.05	$ 0.07	$ 0.08	$ 0.23

[1]Cash earnings per share is calculated based on cash net income, which equals net income plus tax adjusted amortization expense.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

The Company's common stock is listed on the New York Stock Exchange under the symbol "CBR." The table below sets forth the high and low closing sales price per share of the Company's common stock for the periods indicated:

	Low	High
Year Ended December 31, 2002		
First Quarter	$ 8.21	$ 11.55
Second Quarter	6.09	9.10
Third Quarter	4.67	6.95
Fourth Quarter	4.55	6.53
Year Ended December 31, 2003		
First Quarter	$ 3.91	$ 5.95
Second Quarter	4.58	7.02
Third Quarter	6.90	10.77
Fourth Quarter	7.58	9.68
Year Ending December 31, 2004		
January 1 to March 12	$ 8.99	$ 10.32

As of December 2003, the number of beneficial owners of common stock was approximately 20,000.

The Company's policy is to retain its earnings to support the growth of the Company's business. Accordingly, the Board of Directors of the Company has not declared cash dividends on its common stock and does not presently have plans to do so.

BOARD OF DIRECTORS & CORPORATE OFFICERS



Left to right: George Sissel, Jim Rutherford, Bob Stevenson, Peter Cheesbrough, Arch McGill, Mac Slingerlend and Jim Spira.

CIBER'S BOARD OF DIRECTORS:

Bobby G. Stevenson, Chairman***
Mac Slingerlend
Peter Cheesbrough*,***
Arch McGill*,**
Jim Rutherford*,***
George Sissel**
Jim Spira*,**

2003

* Audit Committee
** Compensation Committee
*** Nominating/Governance Committee

CORPORATE OFFICERS:

President/Chief Executive Officer
Secretary
Mac Slingerlend

EVP/Chief Operating Officer
Ed Longo

SVP/Chief Financial Officer/Treasurer
Dave Durham

SVP/Administration
Pong Suvarnasorn

VP & CEO/CIBER Europe
Terje Laugerud

VP/Chief Accounting Officer
Chris Loffredo

VP/General Counsel
Susan Keesen

VP/Marketing
Robin Caputo

OPERATING OFFICERS

CUSTOM SOLUTIONS DIVISION

SVP/Practice Presidents

Wally Birdseye/Federal

Ed Burns/State & Local

Joe Mancuso/Commercial

Commercial Practice Regional Vice Presidents

Tim Boehm

Steve Egart

Raye La Plante

Commercial Practice SVP/Business Development Director

Joe Morone

VP/National Practice Leaders

Ed Bassett

Khalid Mansour

Matt McCafferty

VP/Business Development & National Accounts

Ron Frazier

Tony Hadzi

Karl Populorum

Chris Simchick

Mark Wilson

VP/Technology

Ivars Apse

Jon Scarpelli

VP/Area Directors

Karen Benjamin

Carla Capps

Cyndi Geiger

Ann Griffiths

Bill Hazelton

Jim Hudson

Debbie Josendale

Tod Kerr

Heather Morris-Kyer

Christine Locklin

Joe Marchizza

Joe Mullally

James Naylor

Mark Perlstein

Paul Quade

Michalene Smith

Ron Smith

Catherine Stalker

Scott Youngman

Area Directors

Mark Murphy

John Morrissey

Kyle Nelson

Tony Phillips

Dan Russell

Tom Streicher

Jim Tatro

Raj Uttamchandani

Robert Watts

Tim Van Wyngarden

CIBER ENTERPRISE SOLUTIONS PRACTICE

Practice President

Russ Wheeler

Practice Vice Presidents

Eric Borcherding

Janice D'Aloia

Ed Crump

Mike Dillon

Paul Robson

CIBER EUROPE

President & European Chief Executive Officer

Terje Laugerud

SVP/European CFO

Peter Harris

VP-Strategy & Development

Tom van den Berg

European Country Managers

Ann-Catrine Appelquist (Sweden)

Roger Cousins (UK)

Tom Slivsgaard (Denmark)

Tom van den Berg (Netherlands)

Steinar Sveen (Norway)

Tom van den Berg (Germany)

CIBER INDIA

President

Ravi Joseph

CONTACT INFORMATION

CIBER, INC.

5251 DTC Parkway, Suite 1400
Greenwood Village, CO 80111
Tel: 303-220-0100
www.ciber.com

CIBER INDIA

106-109, MAC Commerce Park
Annasalai, Guindy
Chennai - 600 032, India
Tel: 91 44 2230 1236
Fax: 91 44 2235 4780
www.india.ciber.com

CIBER EUROPE

Head Office
101 Wigmore Street
London W1U 1QU
United Kingdom
Tel: +44 (0)20 7355 1101
www.ciber-europe.com

CIBER DENMARK

Lautruphoj 1 - 3
DK-2750 Ballerup
Denmark
Tel: +45 44 66 2466
www.ciber-denmark.com

CIBER GERMANY

Gottfried Hagen Strasse 30
51105 Köln
Germany
Tel: +49 221 447 0809
www.ciber-germany.com

CIBER NETHERLANDS

Frankrijkstraat 128
Eindhoven
The Netherlands 5622 AH
Tel: +31 (0)40 232 9090
www.ciber-netherlands.com

CIBER NORWAY

Stortorvet 10
Postboks 417 Sentrum
N-0103 Oslo, Norway
Tel: +47 22 34 8000
www.ciber-norway.com

CIBER SWEDEN

Sveavägen 17
111 57 Stockholm
Sweden
Tel: +46 8 506 111 00
www.ciber-sweden.com

CIBER UK

101 Wigmore Street
London W1U 1QU
United Kingdom
Tel: +44 (0)20 7355 1101
www.ciber-uk.com

OFFICE LOCATIONS



CIBER
CIBER EUROPE

Custom Solutions Division
Atlanta, GA (2)
Austin, TX
Bloomington, IL
Boston, MA
Charlotte, NC
Chicago, IL
Cincinnati, OH
Columbus, OH
Dallas, TX
Denver, CO (3)
Detroit, MI
Edison, NJ
Ft. Lauderdale, FL
Harrisburg, PA
Hoboken, NJ
Jacksonville, FL
Kansas City, KS
Minneapolis, MN
Nashville, TN
Orlando, FL
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Providence, RI
Raleigh, NC
Rochester, MN
Rochester, NY
Sacramento, CA
St. Louis, MO
San Francisco, CA
Seattle, WA
Southfield, MI
Springfield, IL
Tallahassee, FL
Tampa, FL
Washington, D.C. (2)

CIBER Enterprise Solutions Division
Atlanta, GA
Chicago, IL
Cincinnati, OH
Concord, CA
Costa Mesa, CA
Dallas, TX
Denver, CO
Indianapolis, IN
Seattle, WA
Toronto, Ontario
Vancouver, B.C.
London, England

CIBER Europe
London, England
Copenhagen, Denmark
Eindhoven, Netherlands
Nieuwegein, Netherlands
Oslo, Norway
Oxford, England
Stockholm, Sweden
Cologne, Germany

CIBER India
Chennai, India

Transfer Agent	Auditors
UMB Bank	KPMG LLP
Kansas City, MO	Denver, Colorado

Additional financial information, including our audited consolidated financial statements and notes thereto, and management's discussion and analysis can be found in our December 31, 2003 Form 10-K filed with the Securities and Exchange Commission. Our Form 10-K can be accessed through the SEC's web site at www.sec.gov/edgar.shmtl or copies can be obtained without charge by writing to the Investor Relations Department at CIBER, Inc. or by calling 303-220-0100. Please look for periodic additional communications on the Internet at http://www.ciber.com.

CIBER is please to offer on-line investor services. Shareholders can now enjoy the benefits and convenience of electronic delivery of the Annual Report, Proxy Statement and related materials, online proxy voting and more.

To enroll for on-line "deliver" next year, visit www.icsdelivery.com/cbr. When hard copies of the Proxy Statement and Annual Report to Stockholders are distributed in connection with future Annual Meetings, you will receive an e-mail alert that the materials are ready to be viewed on-line. This e-mail will also provide instructions on how to vote your shares on-line. If you enroll, you will not receive hard copies of the Proxy Statement and Annual Report to Stockholders in the mail. Thank you.

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:30 A.M. Mountain Time on April 27, 2004 at 5251 DTC Parkway, 2nd floor, Greenwood Village, CO 80111, and via the Internet at www.ciber.com/cbr/annualmeeting.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Forward-looking statements involve risks and uncertainties that could cause actual results to vary materially from such statements. Please refer to discussions of certain of these risks and uncertainties in the Company's press releases, quarterly and annual reports, 10-Ks, 10-Qs and other Securities and Exchange Commissions filings.

Annual Report Support: SandenGBSM , Denver Printer: Sprint Press, Denver Printed on Recycled Paper

ciber

ALWAYS ABLE

www.ciber.com